UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Amendment No. 1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

RIOT BLOCKCHAIN, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

767292 105
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[  ] Rule 13d-1(d)

CUSIP No. 767292 105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 188,888 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 188,888 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,888 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.62% (based on 11,622,112 shares of common stock outstanding as of December 31, 2017)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents (i) 131,944 shares of common stock held by Melechdavid, Inc. (“Melechdavid”), (ii) 44,444 shares of common stock underlying outstanding warrants held by Melechdavid and (iii) 12,500 shares of common stock held by Melechdavid, Inc. Retirement Plan (“Retirement Plan”). Mark Groussman is the President of Melechdavid and the trustee of Retirement Plan and in such capacities has voting and dispositive power over the securities held by such entities.

CUSIP No. 767292 105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 176,388 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 176,388 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,388 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.51% (based on 11,622,112 shares of common stock outstanding as of December 31, 2017)
12	TYPE OF REPORTING PERSON* CO

(1)
Represents (i) 131,944 shares of common stock held by Melechdavid and (ii) 44,444 shares of common stock underlying outstanding warrants held by Melechdavid. Mark Groussman is the President of Melechdavid and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 767292 105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc. Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,500 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 12,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.11% (based on 11,622,112 shares of common stock outstanding as of December 31, 2017)
12	TYPE OF REPORTING PERSON* OO

(1)
Mark Groussman is the trustee of Retirement Plan and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a).
Name of Issuer:

Riot Blockchain, Inc., a Nevada corporation (“Issuer”).

Item 1(b).
Address of Issuer's Principal Executive Offices:

202 6th Street, Suite 401
Castle Rock, CO 80104

Item 2(a).
Name of Person Filing.

The statement is filed on behalf of Mark Groussman, Melechdavid, and Retirement Plan (together, the “Reporting Person”).

Item 2(b).
Address of Principal Business Office or, if None, Residence.

5154 La Gorce Drive, Miami Beach, FL 33140

Item 2(c).
Citizenship.

United States/Florida

Item 2(d).
Title of Class of Securities.

Common Stock, no par value.

Item 2(e).
CUSIP Number.

767292 105

Item 3.
Type of Person

Not applicable.

Item 4.
Ownership.

(a) Amount beneficially owned: 088,888 (1)

(b) Percent of class: 1.62% (based on 11,622,112 shares of common stock outstanding as of December 31, 2017)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 188,888 (1)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 188,888 (1)

(1)
Represents (i) 131,944 shares of common stock held by Melechdavid, (ii) 44,444 shares of common stock underlying outstanding warrants held by Melechdavid and (iii) 12,500 shares of common stock held by Retirement Plan. Mark Groussman is the President of Melechdavid and the trustee of Retirement Plan and in such capacities has voting and dispositive power over the securities held by such entities.

Item 5.
Ownership of Five Percent or Less of a Class.

☒

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2018	/s/ Mark Groussman
Mark Groussman

Melechdavid, Inc.
Date: February 15, 2018	By:	/s/ Mark Groussman
Mark Groussman, President
Melechdavid, Inc. Retirement Plan
Date: February 15, 2018	By:	/s/ Mark Groussman
Mark Groussman, Trustee